Duff & Phelps Corporation
55 East 52nd Street, 31st Floor
New York, New York 10055
(212) 871-2000

August 12, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Kevin Woody
Accounting Branch Chief

Re:     Duff & Phelps Corporation (the “Company”)
Form 10-K
Filed February 24, 2011
File No. 001-33693

Dear Mr. Woody:

We are respectfully submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated August 9, 2011 (the "Comment Letter") with respect to the Form 10-K for the fiscal year ended December 31, 2010 filed by the Company with the Commission on February 24, 2011 (File No. 001-33693) (the "Form 10-K") and the Form 10-Q for the quarterly period ended June 30, 2011 filed by the Company with the Commission on July 27, 2011 (the "Form 10-Q").

Certain of the Staff's comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in either the Form 10-K or Form 10-Q. We have responded to all of the Staff's comments as set forth in this letter with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response. Please note that capitalized terms used but not defined in this letter shall have the meanings given to such terms in either the Form 10-K or Form 10-Q.

Form 10-K for the year ended December 31, 2010

Financial Statements

Notes to the Consolidated Financial Statements

Note 4. Earnings per Share, page F-22

Mr. Kevin Woody
United States Securities and Exchange Commission
August 12, 2011

1.	Please explain to us whether you considered your New Class A Units to be participating securities in accordance with ASC Topic 260-10-45

In accordance with ASC Topic 260-10-45, Earnings per Share, we considered whether our New Class A Units were participating securities. ASC Topic 260-10-45-60A states that "all securities that meet the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, shall be included in the computation of basic EPS using the two-class method."

According to the FASB Codification Master Glossary, a participating security is defined as “a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The form of such participation does not have to be a dividend-that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.”

The New Class A Units and the corresponding shares of Class B common stock are not participating securities as they do not share in the undistributed earnings of the Company. Instead, New Class A Units (other than those owned by Duff & Phelps Corporation) share in the net income attributable to the noncontrolling interest. Furthermore, New Class A Units and the corresponding shares of Class B common stock do not have any right to receive dividends.

As described in “Note 1. Organization and Nature of the Company” and “Note 3. Noncontrolling Interest,” New Class A Units are ownership units of D&P Acquisitions, LLC and its subsidiaries (“D&P Acquisitions, LLC”) which currently represent the operating subsidiaries of the Company. The Company has sole voting power in and controls the management of D&P Acquisitions.  As a result, the Company consolidates the financial results of D&P Acquisitions and records noncontrolling interest for the economic interest in D&P Acquisitions held by the existing unitholders to the extent the book value of their interest in D&P Acquisitions is greater than zero.  Net income attributable to the noncontrolling interest on the statement of operations represents the portion of earnings or loss attributable to the economic interest in D&P Acquisitions held by the noncontrolling unitholders.  Holders of New Class A Units, other than Duff & Phelps Corporation, also own one share of the Company's Class B common stock for each New Class A Unit.

Our current disclosure on “Note 4. Earnings per Share,” states the following:

“Shares of Class B common stock do not share in the earnings of the Company and are therefore not participating securities. Accordingly, basic and diluted earnings per share of Class B common stock have not been prepared.”

In an effort to further clarify this matter, we will revise our disclosure in future filings commencing with our Quarterly Report on Form 10-Q with respect to the quarterly period ended September 30, 2011 to state the following with changes underlined:

“Shares of Class B common stock and the underlying number of New Class A Units do not share in the earnings of the Company and are therefore not participating securities. Accordingly, basic and diluted earnings per share of Class B common stock and the underlying number of New Class A Units have not been prepared.”

Mr. Kevin Woody
United States Securities and Exchange Commission
August 12, 2011

Note 12. Income Taxes

2.
We note your disclosure that you recorded certain discrete items that results in a benefit to income tax expense. Please provide us with a more detailed explanation of these adjustments including the amount of each adjustment and the accounting guidance you relied on in concluding that the adjustments would be appropriate in the current period.

During the year ended December 31, 2010, the Company recorded discrete items that resulted in a benefit to income tax expense, including (i) an immaterial adjustment to correct the purchase accounting of a prior acquisition and (ii) provision to actual adjustments.

The purchase accounting adjustment resulted in a tax benefit of $0.6 million and was recorded with respect to an error in recording deferred tax liabilities associated with our 2007 acquisition of Rash & Associates, L.P. (“Rash”) and the subsequent amortization of underlying intangible assets. The book to tax basis difference of identified intangible assets was incorrectly accounted for as a permanent item and deferred tax liabilities were not booked. In accordance with ASC Topic 805-10-25-19, Business Combinations, since the measurement period for the Rash acquisition ended in 2008, the acquirer shall revise the accounting for a business combination only to correct an error in accordance with ASC Topic 250, Accounting Changes and Error Corrections.

Since the error was identified in the third quarter of 2010, the Company followed the guidance of ASC 250-10-45-27 “Interim Financial Reporting” in determining whether the correction was material. Using both quantitative and qualitative measures, we determined the error to be immaterial for applicable quarterly and annual periods in 2007 through 2010 in accordance with ASC Topic 250-10-45 and Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” Accordingly, to correct the error, we recorded a deferred tax liability of $0.8 million, a benefit to income tax expense of $0.6 million and goodwill of $1.4 million in the quarterly period ended September 30, 2010.

In addition to the purchase accounting adjustment, an immaterial tax benefit of $68,000 was recorded for items related to provision to return true-ups identified as a result of completing our 2009 tax returns. Also, an immaterial tax benefit of $43,000 was recorded with respect to an increase in state tax rate changes enacted in 2010 on deferred taxes. These two adjustments were recorded in the year ended December 31, 2010.

Mr. Kevin Woody
United States Securities and Exchange Commission
August 12, 2011

Form 10-Q for the quarterly period ended June 30, 2011

Item 1. Financial Statements

Condensed Consolidated Balance Sheets, page 2

3.	Please tell us why goodwill increased during the six months ended June 30, 2011

During the six months ended June 30, 2011, goodwill increased from $139.2 million at December 31, 2010 to $147.2 million at June 30, 2011. Of the $8.0 million increase in goodwill, (a) $7.7 million resulted from our acquisition of Growth Capital Partners on June 30, 2011 and (b) $0.3 million from the impact of foreign currency translation. Given the immaterial nature of this acquisition, we do not believe further disclosure is warranted.

Notes to the Condensed Consolidated Financial Statements

Note 10. Restructuring Charges, page 20

4.
Please provide us with more information regarding your restructuring plan. In your response explain to us whether you have entered into an agreement to terminate your lease agreements or ceased the use to the space as of period end. Reference is made to ASC Topic 420-10-25.

ASC Topic 420-10-25-11, Exit or Disposal Cost Obligations, discusses contract termination costs and states that “costs to terminate an operating lease or other contracts are either of the following: (a) costs to terminate the contract before the end of its term, or (b) costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity.”

ASC Topic 420-10-25-13 states that “a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized at the cease-use date.” According to the FASB Codification Master Glossary, a cease-use-date is defined as “the date the entity ceases using the right conveyed by the contract, for example, the right to use a leased property or to receive future goods or services.”

Our restructuring plan includes costs related to consolidation of office space and workforce reductions. Components of the plan include the following:

•
During the quarterly period ended June 30, 2011, we incurred a $0.9 million charge related to a portion of the excess capacity in our Chicago office. We ceased to use the space on May 4, 2011 and the tenant began subletting the space on May 23, 2011. In applying the cease-use-date guidance we ensure that the leased space has been completely vacated and is not being used for any purpose.

•
During the quarterly period ended September 30, 2011, we anticipate exiting additional portions of excess capacity in certain other identified office locations. We anticipate recording a charge of approximately $1.9 million to $2.9 million, based on certain sublease assumptions, when we cease the use of this space. We currently intend to vacate and cease use of the other identified locations prior to September 30, 2011.

Mr. Kevin Woody
United States Securities and Exchange Commission
August 12, 2011

•
The restructuring plan includes severance costs associated with the involuntary termination of 11 administrative employees. In accordance with ASC Topic 420-10-25-4, prior to June 30, 2011, management of the Company, having the authority to approve the action, committed and approved the plan of termination, identified the number of employees to be terminated and established the terms of the benefit arrangement. When the plan was approved, it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn. The severance arrangement was communicated to employees in mid-July 2011 subsequent to June 30, 2011. Since the severance benefits are not determined in accordance with a formal severance plan or widely distributed human resources policy, nor is there a common understanding by the employees of the severance benefit, we determined the terminations should be accounted for in accordance with ASC Topic 420-10-25-4 and not accrued until the terminations have been communicated. Accordingly, during the quarterly period ending September 30, 2011, we will incur a charge of approximately $0.7 million related to termination benefits for the affected employees.

* * * * * * * * * * * *

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

* * * * * * * * * * * *

Mr. Kevin Woody
United States Securities and Exchange Commission
August 12, 2011

We thank you for your thoughtful comments and prompt attention to your review of this letter. We look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 871-6777 or Edward S. Forman, our General Counsel, at (212) 450-2810.

Very truly yours,

/s/ Patrick M. Puzzuoli

Patrick M. Puzzuoli
Executive Vice President and Chief Financial Officer

cc:     Edward S. Forman
David J. Goldschmidt
Timothy J. Walsh